AR/S

P.E.
12-31-02

PINNACLE DATA SYSTEMS, INC.

PINNACLE DATA SYSTEMS, INC.

2002 ANNUAL REPORT TO SHAREHOLDERS

PINNACLE DATA SYSTEMS, INC.

2002 ANNUAL REPORT

CONTENTS

A MESSAGE FROM OUR CEO

To Our Shareholders

For technology companies, in particular, the past couple of years have challenged our business models and growth assumptions. Those that are surviving have found ways to adapt and have identified strategies that will continue to be applicable during an economic recovery period.

PDSi is one of those survivors because we have been able to successfully adapt our business to changing conditions and find markets for our specialized services and products. We are an electronics technology company in which a stable base business (testing, repair and logistics services for original equipment manufacturers, or OEMs) is leveraged to provide resources for a moderately higher risk and higher reward business (designing and building embedded circuit board and electronic components for OEM products).

Our mission is to provide consistent and growing earnings for our shareholders, while maintaining a business that benefits our customers, employees, suppliers and the communities in which we live.

Towards our mission in 2002, we refocused resources on building new service programs and relationships; returning to a mix of business where we have been and can be profitable in these slow economic times, while maintaining resources we believe to be strategic in our quest for future product growth. In 2002, we grew service sales 52% by expanding programs with current customers and winning trials and programs with a number of new customers. We expanded our capabilities and experience with Intel-based products and data storage handling equipment, opening up new markets for us to sell our services going forward. Our efforts to concentrate our remaining product development resources on a smaller number of projects also paid off with a number of successful product trials in 2002 that we expect to start turning into production orders in 2003. Those product trials were in industries such as digital-imaging, digital radiology and semi-conductor testing, and were leveraged off past development efforts.

In 2003 or until capital spending resumes, we will continue to devote the majority of our efforts to growing our service base by expanding the number of programs we have with customers like Hewlett Packard Company, Sun Microsystems and NCR Corporation and adding new OEMs to our customer list. In 2003, we will also continue to develop products with the highest potential for profitable sales during the economic recovery period (predominantly customer-specific products) and long-term business relationships for the future.

We all know there are no guarantees in business, especially with the global social and economic problems our world faces today. However, based on the way our company has responded to the continuing global economic crisis of the last two years, I am as confident as ever in our ability to deliver on our mission. Not only are we continuing to survive through the toughest of economic times, we are also continuing to generate interest and orders representing high-potential business opportunities with both current and new customers.

Thank you for your interest, investment and support. Our gratitude also extends to our customers, suppliers, board of directors, bank and employees for their continued partnership, dedication and hard work to build this company.

We hope you will join us for our Annual Shareholders Meeting on May 1, 2003 at our facility near Columbus, Ohio.

Respectfully,



John D. Bair
Chairman, CEO and President

THE COMPANY

Pinnacle Data Systems, Inc., herein referred to as the "Company", is located at 6600 Port Road, Groveport, Ohio 43125. The Company provides technical services and solutions, encompassing the development and production of embedded (built-in) computer systems and components, and the testing and repair of computer systems, components and peripherals, to original equipment manufacturers (OEMs) in, among others, the computer, computer peripheral, data storage, digital-imaging, process-control, and telecommunications equipment industries. For the fiscal year ended December 31, 2002, the Company's operations are reported in two business segments: Products and Services.

Products

The Company's products are custom-designed to meet specific customer or niche-industry requirements that cannot be met by off-the-shelf products. Our products are sold to OEMs and are typically resold by those OEMs to end-users as components integrated into the OEMs' products. Our products are normally the result of our helping OEMs design, engineer, manufacture, assemble, modify, and/or integrate computer systems or components to fit their specific application needs. Initially, or when we go into production, we get paid for the development of our products. Then, we get paid to produce and ship our products to the OEM, followed by payment for servicing the products after their initial warranty expires. Many of our products are based on the high performance computer processing technologies of Sun Microsystems, Inc. (Sun) and Intel Corporation (Intel), two of the world's largest producers of computer components and systems. We combine their products and other vendor off-the-shelf computer components or peripherals with technologies that we engineer and develop, such as customized circuit boards, enclosures, power supplies and other engineered components and software, into our finished products. The composition of one of our products may include 50% Sun or Intel content, combined with 20% of other vendor off-the-shelf peripheral products such as power supplies and disk storage, with another 30% made up of the products we design, develop and produce, or purchase and modify. These percentages vary from product to product. By leveraging our expertise and experience in engineering and integrating our internally developed products with Sun, Intel and other vendors' technologies, we are able to offer product solutions with minimal product design and engineering costs.

The Company is a SunSoft Master Distributor authorized to provide its customers with the right to use Solaris, Sun Microsystem's UNIX operating system. We are an authorized Intel Product Dealer and are licensed by Microsoft to distribute embedded Microsoft operating systems.

Services

The Company offers complete service and support for several OEMs' products, as well as our own, including testing, repair, logistics, and product end-of-life management services. We provide depot testing and repair services for advanced technology systems, printed circuit board assemblies, and other computer peripherals and components, where the damaged or malfunctioning equipment is sent to our "depot" location, centrally-located in a foreign trade zone next to an air freight hub, for testing and repair. Our highest volume testing and repair is performed on complex printed circuit boards and data storage handling equipment for Hewlett-Packard Company (H-P) and Sun. Our repair capabilities are extensive. We also manage "advanced-exchange" repair programs, in which we send out a replacement part from the OEM's inventory stocked at our facility, over-night when necessary, and receive the damaged or malfunctioning part back for testing, repair and replacement in inventory, usually within a few days. For our largest OEM customers, including H-P and Sun, we maintain and share online information management systems that seamlessly connect our two companies and give us the appearance of being "just" another location of the OEM. Additional revenue is generated from the sale of spare parts and components. Our end-of-life product management service allows our customers to maximize their investment in technology by providing continued support for products no longer supported by the original manufacturer. This allows our customers to eliminate or delay the engineering, software development and re-certification charges required to integrate new technology into their products. For example, many of our customers' products include Sun or Intel components. When Sun or Intel stop manufacturing those components, OEMs are left with few alternative sources for parts needed to continue building or repairing their products. We can provide the parts, purchased from a number of available sources, either new or refurbished.

Our product and service segments are complementary. The new product development we offer keeps our engineers and service technicians on the forefront of technologies being sold that generate new service opportunities. The services we offer provide a competitive advantage in selling our products since the entire infrastructure is already in place to provide service and support after the sale.

FIVE YEAR SELECTED FINANCIAL INFORMATION
(in thousands, except earnings per share)

		2002	2001	2000	1999	1998
FINANCIAL RESULTS						
Sales	Total	$15,674	$22,672	$25,316	$12,203	$9,032
	Products	8,821	18,261	21,048	9,058	6,142
	Services	6,853	4,411	4,268	3,145	2,890
Gross profit	Total	$ 4,609	$ 4,420	$ 6,388	$ 3,121	$1,840
	Products	1,848	3,419	4,603	1,807	1,125
	Services	2,761	1,001	1,785	1,314	715
Gross profit margin %	Total	29.4%	19.5%	25.2%	25.6%	20.4%
	Products	20.9%	18.7%	21.9%	19.9%	18.3%
	Services	40.3%	22.7%	41.8%	41.8%	24.7%
Operating Expenses		$ 4,500	$ 5,191	$ 4,541	$ 2,470	$1,751
Income (loss) from operations		$ 109	$ (771)	$ 1,847	$ 651	$ 89
Interest expense		$ 128	$ 351	$ 229	$ 92	$ 84
Net income (loss)		$ (19)	$ (690)	$ 1,014	$ 351	$ 1
Basic earnings (loss) per share		$ (—)	$ (0.13)	$ 0.20	$ 0.07	$ —
Diluted earnings (loss) per share		$ (—)	$ (0.13)	$ 0.18	$ 0.07	$ —
FINANCIAL POSITION						
Current assets		$ 5,653	$ 7,776	$14,309	$ 5,450	$3,145
Net fixed assets		$ 1,334	$ 1,446	$ 1,174	$ 856	$1,059
Current liabilities		$ 3,388	$ 5,630	$11,170	$ 3,765	$1,578
Long-term liabilities		$ 93	$ 98	$ 208	$ 145	$ 608
Stockholder's equity		$ 3,552	$ 3,546	$ 4,124	$ 2,414	$2,019
Current ratio		1.7	1.4	1.3	1.4	2.0
Long-term debt to equity ratio		0.0	0.0	0.1	0.1	0.3
Return on equity		-1.0%	-18.0%	31.0%	15.8%	0.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements and Notes contained herein.

This annual report, including the following sections contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements that speak only as of the date thereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors. Such factors include, but are not limited to, adverse changes in general economic conditions, including adverse changes in the specific markets for our products and services, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, including any decline or change in product orders from large customers like the four customers that made up approximately 70% of our revenue during 2002, increased competition, any adverse change in Sun Microsystems' business or our relationship with Sun, around whose computing platforms a large portion of our business is based, lack of acceptance of new products, pricing pressures, lack of adequate financing to take advantage of business opportunities that may arise, lack of success in technological advancements, risks associated with our new business practices, processes and information systems, and other factors.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the Financial Statements and accompanying notes. Note 1 to the Financial Statements in the Annual Report on this Form 10-KSB for the year ended December 31, 2002 describes the significant accounting policies and methods used in the preparation of the Financial Statements. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and inventory reserves. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Financial Statements.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin would be adversely affected.

OVERVIEW

Pinnacle Data Systems, Inc. provides technical services and solutions to global original equipment manufacturers (OEMs) in high technology industries utilizing leading-edge electronics in their products, including computers and peripherals, digital-imaging, process-control and telecommunications equipment. Our business model is a foundation of customer-acclaimed repair and logistics programs that supports the development and sale of high potential PDSi-engineered and manufactured embedded hardware solutions for specific customer and niche-industry applications. We offer a full range of services to increase product speed to market and engineered product life, and to provide service and support to units in the field through comprehensive product lifecycle management programs encompassing depot repair, advanced exchange, contact center support and end-of-life control.

Our improved performance in 2002 was a result of the Company's strategic response to changing market conditions, which became evident in the second half of 2001. Over the past 18 months, we positioned the Company to return to profitability and resume growth by expanding and diversifying our customer base and by increasing our technological capabilities. The growth we achieved in our service business this year resulted not only in new customers, but also in a wider range of technical knowledge and experience that is helping and will continue to help us win additional service programs and develop new products in the future.

The continued postponement of capital spending in our markets challenged us to use our flexibility and creativity, not only in finding and servicing new customers, but also in finding ways to be more efficient and reduce costs. We started 2002 reducing our employee count by 10%, cutting contracted services and related fees to a minimum and economizing throughout the Company. Many of our technicians originally deployed to build products were redeployed repairing boards. Our product sales and support people were trained in our service offerings and actively worked to win new OEM repair business.

We achieved our goals of returning to profitability and being prepared for future growth in 2002. Our focus is on immediate and long-term growth in earnings for our shareholders, whether that is in products or services, and that will not always equate to a bigger top line sales number for the Company. When the economy turns and capital spending resumes, we look forward to more growth opportunities through customer and niche-industry product development and sales.

The following discussions and analyses are for the year ended December 31, 2002 compared to the year ended December 31, 2001.

SALES

Sales for 2002 and 2001 were as follows:

	Year		%
	2002	2001	Change
	($ thousands)		
Total company	$15,674	$22,672	-31%
Product	8,821	18,261	-52%
Service	6,853	4,411	55%

In 2002, our major product customers continued to invest cautiously in inventory while waiting for an upturn in their markets. Product sales for the year were the lowest since 1998. However, a number of successful product trials in 2002 are expected to turn into production orders as growth in the economy and capital spending resume.

All-time quarterly and yearly service sales records were achieved in 2002. In late 2001, when it became evident that the decline in capital spending would continue well into 2002, we shifted resources to increasing service sales. The increase in service business came predominantly from Hewlett-Packard Company. In 2001, we began setting up for our first repair program for H-P. Based on the success of that initial program, we were awarded additional H-P worldwide repair programs in 2002. We were also successful in starting up a number of smaller programs with other new customers throughout the year.

GROSS PROFIT

Gross profit for 2002 and 2001 were as follows:

	Year		%
	2002	2001	Change
	($ thousands)		
Total company	$4,609	$4,420	4%
Product	1,848	3,419	-46%
Service	2,761	1,001	176%

The gross profit margin percentage for 2002 and 2001 were as follows:

	Year	
	2002	2001
Total company	29%	19%
Product	21%	19%
Service	40%	23%

Improvement in the gross profit and the gross profit margin of service sales resulted in an increase in the overall gross margin for the Company in 2002.

In 2002, gross profit on product sales declined with sales volume. The gross profit margin percentage increased from 2001 as the result of a more favorable mix of product shipments, specific cost reduction efforts and some volume purchasing improvements.

The increase in the gross profit and the gross profit margin percentage on service sales in 2002 was due to startup costs of new programs in 2001, the mix of products being repaired, the increased leverage on fixed costs, specific cost reduction efforts and the replacement of low-margin fulfillment and logistics services in 2001 with higher-margin repair services in 2002.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A), RESEARCH AND DEVELOPMENT (R&D) AND INTEREST EXPENSES

SG&A, R&D and interest expenses for 2002 and 2001 were as follows:

	Year		%
	2002	2001	Change
	($ thousands)		
SG&A expense	$3,819	$3,823	0%
R&D expense	681	1,368	-50%
Interest expense	128	352	-64%
Total expense	4,628	5,543	-17%

In 2002, the decreases in the combination of SG&A and R&D expenses resulted primarily from workforce reductions and the elimination of some discretionary expenses in a cost reduction program started in January 2002. Most of the cost reductions were made in the R&D area, with some accomplished by staff reduction. However, more cost reductions in R&D were made by reassigning the resources to new service program setups, other required administrative tasks and, at times, production to preserve our engineering capabilities. The reassignments generally replaced the costs reduced in other areas, like SG&A, where most of the staff reductions actually occurred. Some new product development has continued, but at a lower level, focusing on what are believed to be the highest potential opportunities with the highest probability of market success. General wages and 401K matching contributions were frozen in 2001 and continued to be suspended in 2002. However, management implemented a quarterly gain-sharing and bonus plan in 2002 as an incentive for all employees to help the Company return to profitability.

In 2002, lower interest rates and decreased use of the credit line due to lower levels of inventory and receivables resulted in lower interest expense compared to the same periods of 2001. Interest rates paid on the line of credit ranged from 3.90% to 5.00% in 2002, and from 3.90% to 8.65% in 2001. The average daily balance on the line of credit declined to $2.4 million in 2002 from $5.1 million in 2001.

INCOME TAXES AND NET LOSS

Loss before taxes, income taxes and net loss for 2002 and 2001 were as follows:

	Year 2002	Year 2001	% Change
	($ thousands)		
Loss before income taxes	($ 19)	($1,123)	98%
Income tax benefit	—	(433)	-100%
Net loss	(19)	(690)	97%

Loss per share for 2002 and 2001 were as follows:

	Year 2002	Year 2001	% Change
Basic and fully diluted EPS	($0.00)	($0.13)	98%

Weighted average number of shares outstanding:

	Year 2002	Year 2001
Basic and fully diluted	5,503,984	5,460,394

Net loss before taxes improved approximately $1.1 million for 2002 compared to 2001. The improvement resulted primarily from the execution of the strategy to shift resources to growing service sales that can have higher gross margins and to reduce overall operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

A summary of changes in current assets for twelve months is as follows:

	12/31/02	12/31/01	% Change
	($ thousands)		
Accounts receivable	$2,032	$3,211	-37%
Inventory	2,750	3,536	-22%
Other current assets	871	1,029	-15%
Total	5,653	7,776	-27%

A summary of changes in current liabilities for twelve months is as follows:

	12/31/02	12/31/01	% Change
	($ thousands)		
Line of credit	$2,102	$4,372	-52%
Accounts payable	779	674	16%
Other current liabilities	507	584	-13%
Total	3,388	5,630	-40%

During 2002, operating activities generated $2.5 million of cash. The reported net loss of $19,000 was net of non-cash charges to earnings for depreciation and amortization of $542,000 and for increases to inventory reserves of $603,000. The other major element was a reduction of accounts receivable of approximately $1.2 million.

For 2002, we used $2.3 million of cash generated by operating activities to pay down the line of credit from $4.4 million from $2.1 million.

The Company maintains a bank line of credit with KeyBank National Association (KeyBank). The line is payable on demand and is collateralized by a "Blanket Lien" on all assets of the Company. The amount available under the line of credit is subject to borrowing base restrictions and other financial covenants as outlined in the agreement. In addition, the agreement restricts the payment of cash dividends.

On July 31, 2002, the terms of the bank line of credit with KeyBank were amended to reflect the Company's near term borrowing needs and the Company's credit risk as rated by KeyBank. The amount available under the line was reduced from $6 million to $4 million and is due and renewable by May 15, 2003. The interest rate was increased from the prime rate to the prime rate plus 0.25%.

The borrowing base on the line of credit is calculated as 85% of eligible accounts receivable and 50% of inventory value, net of reserves. That calculation represents the maximum amount that can be drawn on the line of credit. In the near term, that number is not expected to exceed the $4 million limit on the line. The unused capacity on the line (the excess of the borrowing base calculation over the amount drawn) ranged from a high of $1.5 million at June 1, 2002 to a low of just under $500,000 at February 2, 2002. The unused capacity at December 31, 2002 was approximately $1.0 million. In the second quarter of 2002, we did not meet one of the covenants on the line of credit. Consequently, on June 25, 2002, Key Bank granted us a waiver of that covenant. We met all other covenants of the line throughout the year. As the line of credit is our primary source of financing, it is critical to our short-term liquidity. To maintain a sufficient borrowing base to meet our needs and meet the covenant requirements of the line, we must maintain sales and gross profit levels with minimum inventory on hand, and effectively manage cash flow from collections to payments. Significant delays or loss of customer orders, or delayed customer payments, could severely impact our ability to meet our short-term financial obligations. Inventory reductions also reduce our borrowing base, thereby limiting our capacity for short-term borrowing. This would include reductions in inventory due to changes in the valuation of our inventory and the setting of appropriate inventory reserves to reflect changes in technology or reduced customer requirements.

Additional financing will be needed to support the future growth plans of the Company. The search for financing continues. However, economic factors have greatly decreased the availability and increased the cost of financing for our industry and hampered our progress in this area. The slowdown in product sales and our recent losses shifted our focus to attaining additional service business that requires less capital investment. As we continue to grow service sales and the demand for products returns, we expect to increase our efforts to obtain further financing.

We lease our operating facility under an operating lease in which we have an obligation to pay rent through 2009. See Note 6 to the financial statements contained herein. Except for that operating lease, we have not entered into any off-balance sheet transactions in 2002 and 2001.

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Pinnacle Data Systems, Inc. (dba PDSi)
Groveport, Ohio

We have audited the accompanying balance sheet of Pinnacle Data Systems, Inc. of December 31, 2002, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2001, were audited by other auditors whose report, dated February 5, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
February 17, 2003

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

BALANCE SHEETS

December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 35,705	$ 72,237
Accounts receivable, net of allowance for doubtful accounts of $15,000	2,032,211	3,210,935
Inventory (Note 1)	2,750,059	3,535,779
Other prepaid expenses	320,700	135,987
Refundable income taxes	—	372,687
Deferred income taxes (Note 8)	514,000	448,000
	5,652,675	7,775,625
PROPERTY AND EQUIPMENT (Notes 1 and 6)		
Leasehold improvements	218,844	215,689
Furniture and fixtures	329,921	316,106
Computer equipment and related software	2,125,297	1,777,323
Shop equipment	462,803	410,999
Vehicle	—	21,846
	3,136,865	2,741,963
Less accumulated depreciation and amortization	1,802,371	1,295,975
	1,334,494	1,445,988
OTHER ASSETS		
Deposits	21,885	21,885
License agreement, less accumulated amortization of $18,528 and $4,861, respectively	23,672	30,139
	45,557	52,024
	$7,032,726	$9,273,637

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

BALANCE SHEETS

December 31, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Line of credit (Note 2)	$2,101,869	$4,371,688
Current portion of long-term debt (Note 3)	33,333	133,333
Current portion of capital lease obligation (Note 6)	22,759	24,827
Accounts payable	778,922	674,179
Accrued expenses:		
Wages and payroll taxes	259,412	223,449
Employee benefits	65,694	59,593
Income taxes	20,962	—
Other	104,697	134,756
Unearned service revenue	—	7,991
	3,387,648	5,629,816
LONG-TERM LIABILITIES		
Long-term debt, less current portion (Note 3)	—	33,334
Capital lease obligation, less current portion (Note 6)	—	22,759
Deferred income taxes (Note 8)	93,000	42,000
	93,000	98,093
	3,480,648	5,727,909
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, and 6)	—	—
STOCKHOLDERS' EQUITY (Notes 4 and 5)		
Preferred stock; no par value; 4,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock; no par value; 25,000,000 and 10,000,000 shares authorized; 5,518,870 and 5,483,204 shares issued and outstanding, respectively	2,161,656	2,136,249
Additional paid-in capital	501,506	501,506
Retained earnings	888,916	907,973
	3,552,078	3,545,728
	$7,032,726	$9,273,637

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001
SALES		
Product sales	$ 8,820,777	$18,260,973
Service sales	6,852,951	4,411,510
	15,673,728	22,672,483
COST OF SALES		
Product sales	6,973,162	14,841,781
Service sales	4,091,828	3,410,915
	11,064,990	18,252,696
GROSS PROFIT	4,608,738	4,419,787
OPERATING EXPENSES		
Selling, general and administrative	3,818,641	3,823,051
Research and development	681,468	1,368,151
	4,500,109	5,191,202
INCOME (LOSS) FROM OPERATIONS	108,629	(771,415)
OTHER EXPENSE		
Interest expense	127,686	351,346
LOSS BEFORE INCOME TAXES	(19,057)	(1,122,761)
INCOME TAX BENEFIT (Note 8)	—	(433,000)
NET LOSS	$ (19,057)	$ (689,761)
BASIC AND DILUTED LOSS PER COMMON SHARE (Note 9)	$ (0.00)	$ (0.13)

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Outstanding Shares	Amount			
BALANCE—December 31, 2000	5,394,504	$2,028,437	$497,506	$1,597,734	$4,123,677
Options and warrants exercised	88,700	107,812	—	—	107,812
Tax benefits from employee stock option plans	—	—	4,000	—	4,000
Net loss	—	—	—	(689,761)	(689,761)
BALANCE—December 31, 2001	5,483,204	2,136,249	501,506	907,973	3,545,728
Options and warrants exercised	35,666	25,407	—	—	25,407
Net loss	—	—	—	(19,057)	(19,057)
BALANCE—December 31, 2002	5,518,870	$2,161,656	$501,506	$ 888,916	$3,552,078

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (19,057)	$ (689,761)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	542,389	430,307
Provision for doubtful accounts	—	7,000
Inventory reserves	603,333	455,996
Provision for deferred taxes	(15,000)	(200,000)
Tax benefit from employee stock option plans	—	4,000
Loss on disposal of property and equipment	(8,000)	—
(Increase) decrease in assets:		
Accounts receivable	1,178,724	2,155,965
Inventory	(82,565)	4,227,225
Prepaid expenses and other assets	(191,913)	(5,289)
Refundable income taxes	393,649	(372,687)
Increase (decrease) in liabilities:		
Accounts payable	104,743	(4,756,891)
Accrued expenses and taxes	12,005	(336,791)
Unearned revenues	(7,991)	(34,349)
Total adjustments	2,529,374	1,574,486
Net cash provided by operating activities	2,510,317	884,725
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(152,276)	(384,024)
Proceeds from sale of property and equipment	8,000	—
Net cash used in investing activities	(144,276)	(384,024)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in line of credit	(2,269,819)	(431,621)
Principal payments on long-term debt	(133,334)	(138,459)
Principal payments on capital lease obligation	(24,827)	(2,069)
Proceeds from stock options exercised	25,407	107,812
Net cash used in financing activities	(2,402,573)	(464,337)

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2002 and 2001

	2002	2001
INCREASE (DECREASE) IN CASH	(36,532)	36,364
CASH—Beginning of year	72,237	35,873
CASH—End of year	$ 35,705	$ 72,237
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$128,072	$354,541
Income taxes paid, net of refunds	$ —	$308,321

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

During 2002, the Company capitalized $264,952 of inventory as computer equipment.

During 2001, the company capitalized $298,925 of inventory as computer equipment.

During 2001, the Company entered into a capital lease to purchase equipment in the amount of $49,655.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A. Nature of Business—Pinnacle Data Systems, Inc. (dba PDSi) (the Company) provides technical services and solutions to global original equipment manufacturers (OEMs) in high technology industries utilizing leading-edge electronics in their products, including computers and peripherals, digital-imaging, process-control and telecommunications equipment. PDSi's business model is a foundation of customer-acclaimed repair and logistics programs that supports the development and sale of high potential PDSi-engineered and manufactured embedded hardware solutions for specific customer and niche-industry applications. PDSi offers a full range of services to increase product speed to market and engineered product life, and to provide service and support to units in the field through comprehensive product lifecycle management programs encompassing depot repair, advanced exchange, contact center support and end-of-life control.

B. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Fair Value of Financial Instruments—Carrying amounts of certain of the Company's financial instruments including cash, accounts receivable, accounts payable, and other accrued liabilities, approximate fair value because of their short maturities. The Company's line of credit and long-term debt approximate fair value as the interest rates on these obligations approximate the current prime rate.

D. Concentration of Credit Risk—Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of accounts receivable. The Company grants credit to its customers, which are varied in terms of size, geographic location and financial strength. Customer balances are continually monitored to minimize the risk of loss.

For 2002, the Company had four customers that generated revenues of approximately $3,937,000, $2,859,000, $2,540,000, and $1,723,000 or 25%, 18%, 16% and 11%, respectively, of total revenue. In the statements of operations, approximately $6,477,000 of the revenues from these customers is included in service sales and $4,582,000 is included in product sales. In addition, these customers represented 54%, 6%, 6%, and 1%, respectively, of accounts receivable at December 31, 2002.

For 2001, the Company had four customers that generated revenues of approximately $7,101,000, $5,868,000, $2,621,000, and $2,544,000 or 31%, 26%, 12%, and 11% respectively, of total revenue. In the statements of operations, approximately $4,012,000 of the revenues from these customers is included in service sales and $14,122,000 is included in product sales. In addition, these customers represented 19%, 18%, 20%, and 12%, respectively, of accounts receivable at December 31, 2001.

E. Revenue Recognition—Revenue from product sales is recognized upon shipment to customers. Revenue from service sales is generally recognized as services are provided.

F. Inventories—Inventories are valued at average cost, not in excess of market.

Inventory at December 31, 2002 and 2001 was comprised of the following (net of inventory reserves):

	2002	2001
Component parts (raw materials)	$1,901,167	$1,991,862
Work-in-process	269,916	709,613
Finished goods	578,976	834,304
	$2,750,059	$3,535,779

The carrying values of component parts and finished goods represent average cost or management's estimate of its net realizable value. Such value is based on forecasts of product orders and repair/trade-in activity in the ensuing years. Such forecasts are based on historical information, known contracts, and management's expertise in computer hardware life cycles. The computer hardware industry is characterized by rapid technological advancement and change. In addition, during 2001, the economy and computer hardware industry weakened, a condition that continued in 2002. Should demand for the Company's products and repair/trade-in hardware prove to be significantly less than anticipated and if the current economic and industry conditions continue, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. At December 31, 2002 and 2001, the Company has provided reserves of approximately $874,000 and $774,000, respectively, against the carrying value of inventory.

G. Statement of Cash Flows—For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2002 or 2001.

H. Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method for financial reporting purposes over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are charged to operations as incurred, while expenditures for additions and improvements are capitalized. The vehicle was depreciated over 3 years. Furniture and fixtures, computer equipment and related software, and shop equipment are depreciated over useful lives ranging from 3 to 7 years. Leasehold improvements are being amortized over the shorter of useful life or remaining lease term. Depreciation and amortization expense amounted to $542,389 and $430,307 for the years ended December 31, 2002 and 2001, respectively.

I. Advertising—All of the Company's advertising costs are of the nondirect-response type. The Company expenses all advertising costs as incurred or at the time the advertising takes place. The Company incurred approximately $12,000 and $4,000 in advertising costs in 2002 and 2001, respectively.

J. Life Insurance—The Company has purchased, and is the beneficiary, of four term life insurance policies on key employees of the Company. The total amount of coverage at both December 31, 2002 and 2001 was $12,250,000.

K. Stock-Based Compensation—The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". This standard encourages the adoption of the fair value-based method of accounting for employee stock options or similar equity instruments, but continues to allow the Company to measure compensation cost for those equity instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value-based method, compensation cost is measured at the grant date based on the estimated fair value of the award. Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount the employee must pay to acquire the stock. The Company intends to continue the use of the intrinsic value-based method.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The Company is continuing to utilize the intrinsic value-based method for accounting for employee stock options or similar equity instruments; therefore, the Company has not recorded any compensation cost in the statements of operations for stock-based employee compensation awards.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma income and earnings (loss) per share are as follows for the year ended:

	2002	2001
Net loss—as reported	$ (19,057)	$ (689,761)
Net loss—pro forma	$(221,580)	$(1,193,446)
Basic and diluted loss per common share—as reported	$ (.00)	$ (.13)
Basic and diluted loss per common share—pro forma	$ (.04)	$ (.22)
Weighted-average fair value of options granted during the year	$ 0.87	$ 2.30

L. Research and Development—Research and development costs are charged to operations when incurred and are itemized in operating expenses.

M. Effects of Recent Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires intangible assets with indefinite lives not to be amortized. Rather, they are to be tested for impairment annually, but intangible assets with finite lives are subject to amortization over their remaining useful lives. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 as of January 1, 2002 did not have a material effect on the Company's operating results or financial position. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The adoption of SFAS No. 144 did not have a material effect on the Company's operating results or financial position for the year ending December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure, Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for the current fiscal year, however are not significant to the Company's consolidated financial statements. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has no outstanding debt guarantees.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a Company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management does not expect the initial adoption of this accounting pronouncement will have a material impact on the Company's consolidated financial statements.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to a single event.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

N. Reclassifications—Certain insignificant amounts for the year 2001 have been reclassified to conform with the 2002 presentation.

Note 2. Line of Credit

At December 31, 2002 and 2001, the Company had a bank line of credit with limits of $4,000,000 and $7,000,000, respectively, and with monthly interest payments at prime (4.25% at December 31, 2002 and 4.75% at December 31, 2001) plus 0.25% and minus 0.85%, respectively. The Company was obligated for funds drawn against this line of credit in the amount of $2,101,869 and $4,371,688 at December 31, 2002 and 2001, respectively.

The line is payable on demand and is collateralized by a "Blanket Lien" on all assets of the Company. The amount available under the line of credit is subject to borrowing base restrictions as outlined in the agreement. In addition, the agreement restricts the Company from paying cash dividends and from entering into additional debt agreements without prior consent of the bank.

On July 31, 2002, the terms of the bank line of credit with KeyBank were amended to reflect the Company's near term borrowing needs and the Company's credit risk as rated by KeyBank. The amount available under the line was reduced from $6,000,000 to $4,000,000 and is due and renewable by May 15, 2003. The unused capacity at December 31, 2002 was approximately $1,000,000. The interest rate was increased from the prime rate to the prime rate plus 0.25%.

Note 3. Long-Term Debt

Following is a summary of long-term debt at December 31:

	2002	2001
Note payable, interest of prime (4.25% and 4.75%, December 31, 2002 and 2001, respectively) minus .25% note payable in monthly installments of $12,627 including interest through February 2003; collateralized by substantially all assets of the Company.	$33,333	$166,667
Less current portion	33,333	133,333
	—	$ 33,334

Note 4. **Stockholders' Equity**

A. Authorized Common Shares—On May 23, 2001, the shareholders approved amendments to the Company's Articles of Incorporation to increase the authorized number of common shares from 10,000,000 to 25,000,000.

B. Preferred stock—On June 24, 2000, the shareholders authorized 4,000,000 preferred shares. None of these shares were issued or outstanding at December 31, 2002 or 2001.

Note 5. **Stock Options and Warrants**

The Company adopted the Pinnacle Data Systems, Inc., 1995 Stock Option Plan (the Plan) on December 19, 1995. Any employee who is granted a discretionary option upon vesting, may purchase Company common stock over a ten-year period, at the fair market value at time of grant. (If the grantee owns more than 10% of the Company's stock at the time of the grant, the purchase price shall be at least 110% of the fair market value and the options expire five years from the date of grant.) The aggregate number of common shares of the Company, which could have been granted under the plan, was 1,200,000 shares. Incentive options available under the plan must be granted by December 19, 2005. On February 16, 2000, the Board of Directors amended the Pinnacle Data Systems, Inc., 1995 Stock Option Plan, which was subsequently approved by the shareholders on June 24, 2000, to increase the number of shares reserved for issuance pursuant to options to 2,400,000 common shares. Under the 1995 Stock Option Plan, 711,550 shares were reserved for future grants at December 31, 2002.

On March 22, 2000, the Company adopted the Pinnacle Data Systems, Inc., 2000 Director Stock Option Plan (Director Plan), which was subsequently approved by the shareholders on June 24, 2000. Under the Director Plan, 500,000 shares are reserved for issuance to Directors who are not employees of the Company (Outside Director). Any Outside Director who has been granted a discretionary option may upon vesting, purchase Company common stock over a ten-year period, at the fair market value at time of grant. Before the adoption of the Director Plan, previous issuance of stock options to Outside Directors was made by entering into individual stock option agreements. Under the 2000 Director Stock Option Plan, 384,000 shares were reserved for future grants at December 31, 2002.

Although the Board of Directors has the authority to set other terms, the options are generally exercisable one year from the date of grant.

The following table is a summary of option activity:

Stock Option Plan	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Employee Stock Option Agreements				
Outstanding, beginning of year	1,158,650	$1.77	909,600	$1.64
Granted	8,550	0.99	290,250	2.28
Exercised	109,000	0.84	17,200	0.80
Forfeited	19,550	3.08	24,000	3.67
Outstanding, end of year	1,038,650	$1.84	1,158,650	$1.77
Exercise price range of options outstanding	$0.63 to $5.25		$0.63 to $5.25	
Director Stock Option Agreements				
Outstanding, beginning of year	230,000	$1.81	166,000	$1.48
Granted	—	—	80,000	2.35
Exercised	—	—	16,000	1.03
Forfeited	—	—	—	—
Outstanding, end of year	230,000	$1.81	230,000	$1.81
Exercise price range of options outstanding	$0.75 to $3.88		$0.75 to $3.88	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

	Options Outstanding		
Range of Exercise Price	Number Outstanding	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price Per Share
$0.63-0.83	460,200	4.65	$0.75
$0.97-1.38	213,050	6.26	1.05
$1.50-2.06	75,500	8.52	1.85
$2.35-3.07	284,700	7.14	2.43
$3.88-5.25	235,200	7.17	3.93
Total	1,268,650	6.18	$1.83

	Options Exercisable	
Range of Exercise Price	Number Exercisable	Weighted-average Exercise Price Per Share
$0.63-0.83	460,200	$0.75
$0.97-1.38	204,500	1.05
$1.50-2.06	25,500	1.85
$2.35-3.07	189,950	2.42
$3.88-5.25	215,200	3.93
Total	1,095,350	$1.75

At December 31, 2001, 979,400 outstanding options were exercisable. The weighted-average exercise price for outstanding options was $1.78 at December 31, 2001.

The options outstanding at December 31, 2002 are exercisable through periods ranging from January 2003 through September 2012.

The fair value of each option grant disclosed in Note 1.K. is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the year ended:

	2002	2001
Risk-free interest rate	5.5%	5.0%
Dividend yield	0%	0%
Volatility factor	93.62%	73.40%
Weighted average expected life in years	9.0	9.0

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates that are based upon historical volatility rates trended into the future. Because the Company's stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a single measure of the fair value of the Company's options.

Stock Warrants—As part of the April 1996 offering circular, the underwriter was granted warrants to purchase 100,000 shares of common stock at $1.38 per share. The warrants became exercisable in May 1997 and expired in April 2001. During 2001, 55,500 warrants, were exercised.

Note 6. Leases

Operating

The Company leases its operating facility under an operating lease that expires in 2009.

Minimum future lease payments under the operating lease as of December 31, 2002 are as follows:

2003	$ 516,390
2004	568,274
2005	589,216
2006	589,216
2007	589,216
Thereafter	785,622
	$3,637,934

Total rent charged to operations for operating leases and other month-to-month rental obligations for the years ended December 31, 2002 and 2001 amounted to $589,325 and $537,190, respectively.

Capital

During 2001, the Company entered into a capital lease to acquire shop equipment. The future minimum lease payments by year with the present value of such payments, as of December 31, 2002 is as follows:

2003	$24,579
Total minimum lease payments	24,579
Less amount representing interest	1,820
Present value of minimum lease payments	22,759
Less current portion	22,759
Long-term capital lease obligation	$ —

The equipment under capital lease as of December 31, 2002 is included in the accompanying balance sheet under the following captions:

Shop equipment	$49,655
Less accumulated depreciation	7,685
Net book value	$41,970

Amortization of equipment under capital leases was $7,094 and $591 for 2002 and 2001, respectively.

Note 7. Profit Sharing and 401(k) Savings Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code. The plan covers all employees age 21 or over with three months of service. Under the plan, employees may elect to defer from 1% to 12% of their salary, subject to Internal Revenue Code limits.

The Company, at its discretion, may match up to 100% of employee contributions up to 6% of wages deferred with a maximum contribution $4,500 per employee. The Company elected not to make a matching contribution for 2002 or 2001.

Note 8. Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax reporting purposes in different periods. Deferred taxes are classified as current or long-term, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or long-term depending on the periods in which the temporary differences are expected to reverse.

Net deferred tax assets in the accompanying balance sheets include the following components:

	2002	2001
Assets		
Inventory reserves	$400,000	$309,000
Allowance for doubtful accounts	6,000	6,000
Alternative minimum tax carryforward	7,000	16,000
State net operating loss carryforward	13,000	20,000
Uniform capitalization	63,000	43,000
Bonus accrual	1,000	—
Vacation accrual	26,000	24,000
Other	5,000	30,000
	$521,000	$448,000
Liabilities		
Depreciation	$ 93,000	$ 42,000
Other	7,000	—
	$100,000	$ 42,000

The components of the tax expense (benefit) for the year ended December 31, were as follows:

	2002	2001
Current:		
Federal	$ 15,000	$(172,000)
State and local	—	(61,000)
	15,000	(233,000)
Deferred:		
Federal	(12,000)	(156,000)
State and local	(3,000)	(44,000)
	(15,000)	(200,000)
Total	$ —	$(433,000)

The following sets forth the differences between the provision for income taxes computed at the federal statutory rate of 34% and that reported for financial statement purposes:

	2002	2001
Income tax provision at statutory rate	$(6,000)	$(382,000)
Add:		
Tax effect of permanent differences	7,000	12,000
State income taxes, net of federal income tax provision	(2,000)	(96,000)
Other, net	1,000	33,000
Total income tax provision	$ 0	$(433,000)

The Company's income tax payable for federal, state, and local purposes has been reduced by the tax benefits associated with the exercise of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock at the time of exercise and the option price, tax effected. These tax benefits were credited directly to additional paid-in capital, reduced taxes payable, and amounted to $0 and $4,000 for the years ended December 31, 2002 and 2001, respectively.

Note 9. Earnings (Loss) Per Common and Common Equivalent Share

Loss per common and common equivalent share were computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. At December 31, 2002 and 2001, all potential common stock is considered anti-dilutive due to the net losses.

Note 10. Operating Segments

The Company's reportable segments are Product and Service and are described in Item 1 of the Company's form 10KSB, including a discussion of principle markets and distribution. The other column listed below reflects items that are not allocated to segments. These items primarily represent assets and expenses for various administrative functions within the Company. The Company evaluates performance based on operating earnings of the reportable segments.

Segment information for the years ended December 31, 2002 and 2001, was as follows:

	2002			
	Product	Service	Other	Total
Sales	$ 8,820,777	$6,852,951	—	$15,673,728
Gross profit	1,847,615	2,761,123	—	4,608,738
Operating earnings (loss)	135,652	1,830,254	(1,857,277)	108,629
Depreciation and amortization	222,839	131,615	187,935	542,389
Interest expense	—	—	127,686	127,686
Total assets	2,629,890	3,045,225	1,357,611	7,032,726
Capital expenditures	28,204	89,645	299,379	417,228
	2001			
	Product	Service	Other	Total
Sales	$18,260,973	$4,411,510	—	$22,672,483
Gross profit	3,419,192	1,000,595	—	4,419,787
Operating earnings (loss)	195,393	236,547	(1,203,355)	(771,415)
Depreciation and amortization	141,349	93,936	195,022	430,307
Interest expense	—	—	351,346	351,346
Total assets	6,329,606	1,571,545	1,372,486	9,273,637
Capital expenditures	379,482	203,045	150,077	732,604

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) *Market Information.* Since September 7, 2000, our common stock has traded on the American Stock Exchange under the stock symbol "PNS." Set forth below is the range of high and low sales prices of the common shares on the American Stock Exchange during 2002 and 2001.

	Range of Sales Prices	
	High	Low
Fiscal Year 2002		
Fourth quarter (ended December 31)	$1.80	$0.60
Third quarter (ended September 30)	1.29	0.50
Second quarter (ended June 30)	1.50	0.51
First quarter (ended March 31)	1.85	1.00
Fiscal Year 2001		
Fourth quarter (ended December 31)	$2.00	$1.06
Third quarter (ended September 30)	2.00	0.85
Second quarter (ended June 30)	3.50	1.75
First quarter (ended March 31)	5.13	2.60

(b) *Holders.* On March 7, 2002, there were 91 holders of record of the Shares. Most of the Shares not held by officers and directors are held in street name.

(c) *Dividends.* During the past five years, we have not paid cash dividends. Payments of dividends are within the discretion of our board of directors. In addition, under the terms of a loan agreement with a bank, we are prohibited from declaring or paying dividends to common shareholders and from redeeming stock from shareholders.

CORPORATE INFORMATION

Corporate Officers

John D. Bair
Chairman, Chief Executive Officer, and President

Michael R. Sayre
Executive Vice President, Treasurer, and Chief Financial Officer

C. Robert Hahn
Vice President, Service Group

Christopher L. Winslow
Vice President, Product Group

Thomas J. Carr
Controller

Joy S. Bair
Secretary

Corporate Office

Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125
Tel: 800.882.8282
Tel: 614.748.1150
Fax: 614.748.1209
www.pinnacle.com

Board of Directors

John D. Bair
Chairman, Chief Executive Officer, and President,
Pinnacle Data Systems, Inc.

Michael R. Sayre
Executive Vice President, Treasurer, and Chief Financial Officer,
Pinnacle Data Systems, Inc.

C. Robert Hahn
Vice President, Service Group,
Pinnacle Data Systems, Inc.

Hugh C. Cathey
Principal
Columbus Capital Partners

Paul H. Lambert
Chief Technology Officer,
ImageArray Ltd.

Thomas M. O'Leary
Director of Manufacturing Development,
Lucent Technologies (retired)

Robert V. R. Ostrander
Chairman,
Manex Financial Management

Stock Symbol

PNS
Listed on the American Stock Exchange

Transfer Agent and Registrar

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, OH 45202

Independent Accountants

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611

Legal Counsel

Schottenstein Zox & Dunn, Co. L.P.A.
The Huntington Center
41 South High Street
Suite 2600
Columbus, OH 43215-6106

Shareholders may receive a copy of the Company's 2002 Annual Report on Form 10-KSB without charge by writing to:

Investor Relations
Pinnacle Data Systems, Inc
6600 Port Road
Groveport, OH 43125

PDSi
PINNACLE DATA SYSTEMS, INC.
Pinnacle Data Systems, Inc. | 6600 Port Road | Groveport, OH 43125
800.882.8282 | 614.748.1150 | www.pinnacle.com